Filed pursuant to Rule 433
Pricing Term Sheet, dated February 29, 2024 relating to
Preliminary Prospectus Supplement, dated February 29, 2024
to Prospectus, dated January 2, 2024
Registration No. 333-276340

Athene Holding Ltd.

Pricing Term Sheet

February 29, 2024

7.250% Fixed-Rate Reset Junior Subordinated Debentures due 2064 (the “Debentures”)

This pricing term sheet supplements the preliminary prospectus supplement filed by Athene Holding Ltd. on February 29, 2024 (the “Preliminary Prospectus Supplement”) relating to its prospectus dated January 2, 2024.

Issuer:	Athene Holding Ltd. (“Issuer”)

Securities:	7.250% Fixed-Rate Reset Junior Subordinated Debentures due 2064 (the “Debentures”)

Ranking:	Junior subordinated unsecured debentures

Principal Amount Offered:	$500,000,000

Over-Allotment Option:	The underwriters have an option, exercisable within 30 days of the date hereof, to purchase up to an additional $75,000,000 aggregate principal amount of Debentures solely to cover over-allotments at the initial public offering price less the applicable underwriting discounts and commissions.

Trade Date:	February 29, 2024

Settlement Date*:	March 7, 2024 (T+5)

Maturity Date:	March 30, 2064

Coupon:	7.250%

Underwriting Discount (Retail):	$0.7875 per Debenture

Underwriting Discount (Institutional):	$0.500 per Debenture

Price to Public:	$25 per Debenture plus accrued interest, if any, from March 7, 2024 to the date of delivery.

First Reset Date:	March 30, 2029

Interest:	The initial interest rate for the Debentures from and including the issue date to, but excluding, First Reset Date will be 7.250% per annum. On and after the First Reset Date, the interest rate on the Debentures for each Reset Period will be equal to the Five-Year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.986%.

Interest Payment Dates:	March 30, June 30, September 30 and December 30 of each year, commencing on June 30, 2024, subject to the Issuer’s right to defer the payment of interest as described under “Optional Interest Deferral” below.

Optional Interest Deferral:	The Issuer has the right to defer the payment of interest on the Debentures for one or more optional deferral periods of up to five consecutive years (each such period, an “optional deferral period”). During an optional deferral period, interest will continue to accrue at the then-applicable interest rate on the Debentures, and deferred interest payments will accrue additional interest at the then-applicable interest rate on the Debentures, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Optional Redemption:	Redeemable in whole or in part on the First Reset Date or any time thereafter, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption.

Tax Event Redemption:	Redeemable in whole, but not in part, at any time prior to the First Reset Date, within 90 days of the occurrence of a Tax Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Rating Agency Event Redemption:	Redeemable in whole, but not in part, at any time prior to the First Reset Date, within 90 days of the occurrence of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to 102% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Regulatory Capital Event Redemption:	Redeemable in whole, but not in part, at any time prior to the First Reset Date, within 90 days of the occurrence of a Regulatory Capital Event (as defined in the Preliminary Prospectus Supplement), at a redemption price equal to the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Day Count Convention:	30/360

Expected Listing:	The Issuer intends to list the Debentures on the New York Stock Exchange under the symbol “ATHS”.

Denominations:	$25 and integral multiples of $25 in excess thereof

Expected Ratings**:	Baa2 / BBB / BBB- (Moody’s / S&P / Fitch)

CUSIP / ISIN:	04686J 838 / US04686J8383

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Joint Lead Managers:	Apollo Global Securities, LLC Barclays Capital Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. Bancroft Capital, LLC

Other Information:	Apollo Global Securities, LLC is an affiliate of the Issuer and will receive a portion of the gross spread as an underwriter in the sale of the Debentures.

*

The Issuer expects that delivery of the Debentures will be made to investors on or about March 7, 2024, which will be the fifth business day following the date of this pricing term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures on any date prior to the date that is two business days before delivery of the Debentures will be required, by virtue of the fact that the Debentures initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisor.

**

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The rating of the Debentures should be evaluated independently of any other security rating.

The Issuer has filed a shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that shelf registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement can be obtained by contacting Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC toll-free at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice may have been automatically generated as a result of this communication being sent by Bloomberg or another email system.

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